

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Mrs. Jill Granoff
Chief Executive Officer
Vince Holding Corp.
500 Fifth Avenue
20th Floor
New York, NY 10110

Re: **Vince Holding Corp.**
        Form 10-K for the Fiscal Year Ended February 1, 2014
        Filed April 4, 2014
        File No. 001-36212

Dear Mrs. Granoff:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Mining